EXHIBIT 4.1
                    CERTIFICATE OF THE POWERS, DESIGNATIONS,
                            PREFERENCES AND RIGHTS OF
                          SERIES A SPECIAL VOTING STOCK
                                 OF ADSERO CORP.

           Pursuant to Sections 151(g) of the General Corporation Law
                            Of the State of Delaware

I William Smith, the Chief Financial Officer of Adsero Corp., a Delaware corporation (the "Company"), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware (the "DGCL"), DO HEREBY CERTIFY that, pursuant to the provisions of Section 151 of the DGCL by unanimous written agreement of the Board of Directors dated January 18, 2005 in lieu of a meeting in accordance with Section 141(f) of the DGCL, the following resolutions were unanimously adopted by the Board of Directors of the Company and pursuant to authority conferred upon the Board of Directors by the provisions of the March 19, 2004 Certificate of Amendment to the Certificates of Incorporation of the Company (the "Certificate of Incorporation"), the Board of Directors of the Company adopted resolutions providing for the issuance of a series of Preferred Stock of the Company and fixing the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of such stock. These resolutions which remain in full force and effect on the date hereof are as follows:

         RESOLVED, that pursuant to authority expressly granted to and vested in the Board of Directors of the Company by the provisions of the Certificate of Incorporation, the issuance of a series of Preferred Stock of the Company to be designated "Series A Special Voting Stock", par value $0.0001 per share, which shall consist of 11,330,000 of the 20,000,000 shares of Preferred Stock which the Company now has authority to issue, be, and the same hereby is authorized, and the Board hereby fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of the 11,330,000 shares of such series (in addition to the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Preferred Stock of this series) as follows:

         I. AUTHORIZED NUMBER AND DESIGNATION. 11,330,000 shares of the Preferred Stock, each share having a par value of $0.0001 of the Company is hereby constituted as a series of the Preferred Stock designated as Series A Special Voting Stock (the "Series A Special Voting Shares").

         II. DIVIDENDS AND DISTRIBUTIONS. The holders of Series A Special Voting Shares shall not be entitled to receive on such Series A Special Voting Shares any dividends declared and paid by the Company.

         III. VOTING RIGHTS. Except as otherwise required by law or by the Certificate of Incorporation, the holders of record of the Series A Special Voting Shares will be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Series A Special Voting Shares on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Company at a meeting at which holders of the Company's Common Stock ("Common Stock") are entitled to vote ("Company Meeting") or with respect to all written consents sought by the Company from its shareholders including the holders of the Company's Common Stock ("Company Consent"). In respect of all matters concerning the Voting Rights, the Series A Special Voting Shares and the Common Stock shall vote as a single class.

         IV. REDEMPTION AND ADJUSTMENTS OF SERIES A SPECIAL VOTING SHARES. Subject to applicable law, the Company shall automatically redeem Series A Special Voting Shares for an amount per share equal to $0.0001, in direct proportion to, and at the time of, each issuance of shares of the Company's Common Stock, to holders of Series A Special Voting Shares whenever any Series I or Series II Exchangeable Shares held by a holder in the capital of 3091503 Nova Scotia Company at such time is retracted, purchased or exchanged pursuant to a certain Series I or Series II Exchangeable Shares Voting, Exchange and Support Agreement among the Company, YAC Corp., 3091732 Nova Scotia Company, 3091503 Nova Scotia Company and the holders of shares as defined in such Series I or Series II Exchangeable Shares Voting, Exchange and Support Agreement. From and after each redemption date, all rights of the holders of redeemed Series A Special Voting Shares shall cease with respect to such shares and such shares shall not hereafter be deemed to be outstanding for any purpose whatsoever. Any such holder shall surrender to the Company, for cancellation, the certificate representing the Series A Special Voting Shares held by such holder being surrendered pursuant to these provisions. If only a part of the Series A Special Voting Shares represented by any certificate surrendered to the Company are to be cancelled by the Company hereunder, a new certificate for the balance of such Series A Special Voting Shares shall be issued by the Company and delivered to the holder at the expense of the Company.

         V. LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and subject to any prior rights of holders of shares of Preferred Stock ranking senior to the Series A Special Voting Shares, the holders of Series A Special Voting Shares shall be paid an amount totaling $0.0001 per share, together with payment to any class of stock ranking equally with the Series A Special Voting Shares, and before payment shall be made to the holders of any stock ranking on liquidation junior to the Series A Special Voting Shares.

         VI. RANKING. The Series A Special Voting Shares shall rank junior to all other series of the Company's Preferred Stock, unless the terms of any such series shall provide otherwise.

         VII. VETO. As long as any Series A Special Voting Share is outstanding,
(i) the Company shall not issue or create any other series of the Preferred Stock which may affect the voting rights of the holders of the Series A Special Voting Shares and (ii) the Company may not take any corporate action that would serve to diminish the voting rights of holders of the Series A Special Voting Shares in a manner different from the voting rights of holders of the Company's Common shares without the prior written consent of persons holding at least 75% of the then outstanding Series A Special Voting Shares.

RESOLVED FURTHER, that the Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary of the Company be, and they hereby are authorized and directed to prepare and file (or cause to be prepared and filed) a Certificate of the Powers, Designations, Preferences and Rights in accordance with the foregoing resolution and the provisions of the laws of Delaware and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have executed and subscribed to this Certificate and do hereby affirm the foregoing as true under the penalties of perjury this 18th day of January, 2005.

ADSERO CORP.


 /s/ William Smith
 -----------------
 William Smith
 Chief Financial Officer

                                        2